Exhibit 99.1

Cybin to Commence Trading on the NYSE American on August 5

TORONTO, CANADA – August 4, 2021 – Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today announced that its common shares will open for trading on the NYSE American LLC stock exchange (“NYSE American”) on August 5, 2021, under the symbol “CYBN”.

In addition to listing and trading on the NYSE American in U.S. dollars, Cybin’s common shares will continue to be listed and trade in Canada on the NEO Exchange (“NEO”) in Canadian dollars under the symbol “CYBN”.

Shareholders that purchased their Cybin common shares “over-the-counter” or OTC, including shareholders whose shares are denoted in their institution/broker account with the symbol “CLXPF”, are advised to monitor their account to ensure their holdings are updated to reflect the NYSE American listing and trading symbol, as the Company expects OTC quotations for Cybin’s common shares to cease in connection with the NYSE American listing. Shareholders are advised to contact their broker for more information if they have questions in this regard.

Cybin’s common shares will also continue to trade on the Frankfurt Stock Exchange under the symbol “R7E1”.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the commencement of trading on the NYSE American, the continued listing on the NEO, the cease of quotation on the OTC markets and the continued trading on the Frankfurt Stock Exchange. There are numerous risks and uncertainties that could cause actual results and Cybin’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contact:

John Kanakis

Cybin Inc.

John@cybin.com